Exhibit 99.3

iSheriff, Inc.

Condensed Consolidated Financial Statements

As of September 30, 2016 and June 30, 2016 and for the

Three Months Ended September 30, 2016 and 2015

(Unaudited)

iSheriff, Inc.

Condensed Consolidated Financial Statements

As of September 30, 2016 and June 30, 2016 and for the

Three Months Ended September 30, 2016 and 2015

(Unaudited)

iSheriff, Inc

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

(Unaudited)

	September 30, 2016	June 30, 2016

Assets
Current assets:
Cash	$205	$476
Trade accounts receivable, net of allowance	391	408
Prepaid expenses and other current assets	55	77

Total current assets	651	961
Restricted cash	80	125
Other non-current assets	4	4

Total assets	$735	$1,090

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Trade accounts payable	$200	$196
Accrued expenses	176	261
Current portion of deferred revenue	1,350	1,409
Current portion of note payable	9,043	8,922

Total current liabilities	10,769	10,788
Deferred revenue, net of current portion	450	470
Related party note payable	3,401	3,138

Total liabilities	14,620	14,396

Commitments and contingencies (Note 5)

Convertible preferred stock (Series A and A-1), $0.001 par value; 25,005,240 shares authorized at September 30, 2016 and June 30, 2016; 21,730,240 shares issued and outstanding at September 30, 2016 and June 30, 2016; aggregate liquidation preference of $26,700 and $22,740 at September 30, 2016 and June 30, 2016, respectively	16,492	16,492
Stockholders’deficit:
Common stock, $0.001 par value; 31,177,367 shares authorized at September 30, 2016 and June 30, 2016; 953,915 shares issued and outstanding at September 30, 2016 and June 30, 2016	1	1
Additional paid-in capital	540	540
Accumulated other comprehensive loss	(40)	(43)
Accumulated deficit	(30,878)	(30,296)

Total stockholders’ deficit	(30,377)	(29,798)

Total liabilities, convertible preferred stock and stockholders’ deficit	$735	$1,090

See accompanying notes to condensed consolidated financial statements.

iSheriff, Inc

Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands)

(Unaudited)

	Three Months Ended September 30,
	2016	2015
Revenue	$619	$887
Cost of revenue	173	252

Gross profit	446	635
Operating expenses:
Research and development	289	351
Sales and marketing	319	542
General and administrative	209	276

Total operating expenses	817	1,169

Operating loss	(371)	(534)
Other income (expense):
Other expense, net	—	(39)
Interest expense	(192)	(143)
Foreign exchange expense	(10)	(5)

Total other expense, net	(202)	(187)

Net loss before income taxes	(573)	(721)
Provision for income taxes	(9)	(7)

Net loss	$(582)	$(728)

Comprehensive loss:
Net loss	$(582)	$(728)
Other comprehensive gain (loss):
Foreign currency translation adjustment	3	(1)

Comprehensive loss	$(579)	$(729)

See accompanying notes to condensed consolidated financial statements.

iSheriff, Inc

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Three months ended September 30,
	2016	2015
Cash flows from operating activities:
Net loss	$(582)	$(728)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense	9	9
Unrealized foreign currency transaction loss	—	3
Changes in operating assets and liabilities:
Trade accounts receivable	17	132
Prepaid expenses and other current and long-term assets	13	(22)
Trade accounts payable	4	(69)
Accrued expenses	99	(145)
Deferred revenue	(79)	(453)

Net cash used in operating activities	(519)	(1,273)

Cash flows from investing activities:
Decrease in restricted cash	45	—

Net cash provided by investing activities	45	—

Cash flows from financing activities:
Borrowings on related party note payable	200	1,000

Net cash provided by financing activities	200	1,000
Effect of foreign exchange rates on cash	3	(1)

Net decrease in cash	(271)	(274)
Cash at beginning of period	476	1,329

Cash at end of period	$205	$1,055

See accompanying notes to condensed consolidated financial statements.

iSheriff, Inc

Notes to Condensed Consolidated Financial Statements

As of September 30, 2016 and June 30, 2016

(Unaudited)

1. Description of Business

iSheriff, Inc., (the “Company”), formerly Total Defense, Inc., and prior to that Carbon Acquisition Corporation was incorporated in Delaware in March 2011. The name of the Company was changed from Carbon Acquisition Corporation to Total Defense, Inc. in June 2011 and then to iSheriff, Inc. in April 2014. The Company is headquartered in California, USA with operations in Europe, Asia and Australia. The Company delivers a cloud-based, enterprise device security platform to managed service providers and small-to-medium enterprises. iSheriff enables compliance and policy enforcement by securing and controlling applications, network access, inbound and outbound content and data, and hardware connections used by end users and endpoint devices. iSheriff operates principally in North America, Europe, Asia and Australia.

The Company is subject to a number of risks and uncertainties common to companies in similar industries and stages of development including, but not limited to, rapid technological changes, competition from substitute products and services from larger companies, customer concentration, management of international activities, protection of proprietary rights, patent litigation, and dependence on key individuals.

Liquidity

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. To date, the Company has funded its operations primarily through private placements of its convertible preferred stock and issuance of debt. The Company had an accumulated deficit of $30,878 as of September 30, 2016 and $30,296 as of June 30, 2016.

As of June 30, 2016, the Company had unrestricted cash of $476 and a working capital deficit of $9,827, primarily due to the outstanding balance of notes payable and accrued interest of $8,922 that was due in June 2016 and for which the Company was in default. These circumstances raised substantial doubt about the Company’s ability to continue as a going concern as of June 30, 2016. There were no changes to the Company’s outstanding obligations or working capital deficit position during the three months ended September 30, 2016 and therefore as of September 30, 2016, there continues to be substantial doubt about the Company’s ability to continue as a going concern. In November 2016, substantially all of the assets of the Company were sold to Mimecast Development Limited, an indirectly wholly-owned subsidiary of Mimecast Limited (“Mimecast”) (Note 6).

The financial statements for the three months ended September 30, 2016 do not include any adjustments to reflect the effects of the sale of assets on its recoverability and classification of assets or the amounts and classification of liabilities that could have resulted from the uncertainty related to the Company’s ability to continue as a going concern as of June 30, 2016 or September 30, 2016.

iSheriff, Inc

Notes to Condensed Consolidated Financial Statements

As of September 30, 2016 and June 30, 2016

(Unaudited)

2. Summary of Significant Accounting Policies

The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (ASC) and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB).

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

These interim financial statements of the Company should be read in conjunction with the Company’s financial statements for the year ended June 30, 2016. Accordingly, significant accounting policies and other disclosures normally provided have been omitted.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, including normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2016 and June 30, 2016, and the Company’s results of operations and cash flows for the three-month periods ended September 30, 2016 and 2015. Operating results and cash flows for the three-month periods are not necessarily indicative of the operating results and cash flows that may be expected for the year ending June 30, 2017.

Recently Issued Accounting Standards

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was effective for annual reporting and interim periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective application, with early adoption not permitted. On July 9, 2015 the FASB voted to approve a one-year deferral of the effective date of this guidance. In accordance with the agreed upon delay, the guidance is effective for the Company on July 1, 2019. The Company is currently evaluating the adoption method it will apply and the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

iSheriff, Inc

Notes to Condensed Consolidated Financial Statements

As of September 30, 2016 and June 30, 2016

(Unaudited)

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and earlier application is permitted. This guidance relates to footnote disclosure only and its adoption will not impact the Company’s financial position, results of operations or liquidity.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03), which requires the Company to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. This amendment is effective for the Company in the fiscal year beginning July 1, 2016, but early adoption is permissible. The new guidance will be applied retrospectively to each prior period presented. The adoption of ASU 2015-03 is not expected to have a material effect on the Company’s consolidated financial statements or disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. The ASU amends the codification to simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This amendment is effective for the Company in the fiscal year beginning July 1, 2018, but early adoption is permissible. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-09 on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This amendment is effective for the Company in the fiscal year beginning July 1, 2019, but early adoption is permissible. The Company is currently evaluating the impact that the adoption of ASU 2016-15 will have on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (“ASU 2016-16”). The purpose of ASU 2016-16 is to simplify the income tax accounting of an intra-entity transfer of an asset other than inventory and to record its effect when the transfer occurs. This amendment is effective for the Company in the fiscal year beginning July 1, 2019, but early adoption is permissible. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-16 on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”) that changes the presentation of restricted cash and cash equivalents on the statement of cash flows. Restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This amendment is effective for the Company in the fiscal year beginning July 1, 2019, but early adoption is permissible. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-18 on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

iSheriff, Inc

Notes to Condensed Consolidated Financial Statements

As of September 30, 2016 and June 30, 2016

(Unaudited)

3. Debt

The Company is party to a note payable agreement with CA, Inc. (“CA”) entered into in 2011 in connection with the purchase of Carbon Acquisition Corp. The note payable (the “CA Note”) is for $6,000 and was due June 13, 2016 or upon a change of control or a restricted payment as defined by the agreement. The note carries interest at a rate of eight percent (8%) per annum. Interest is non-cumulative and payable on the maturity date. For the three months ended September 30, 2016 and 2015, the Company recorded interest expense of $121 and $121, respectively related to the CA Note. The balance due under the CA Note including accrued interest was $8,543 and $8,422 at September 30, 2016 and June 30, 2016, respectively.

In conjunction with the acquisition by Mimecast, the Company settled its obligation to CA, Inc. for $750 (Note 6).

As of June 30, 2014, the Company owed $1,000 to a third-party as a final payment for the purchase of certain assets in 2012. In July 2014, upon repayment of $500 of the $1,000, the parties agreed to extend the payment due date of the remaining $500 to July 2016 in exchange for 384,600 shares of common stock. The company valued the common shares at $73 and recorded this amount to prepaid interest at the time of the share issuance in July 2014. This amount is being recognized over the two year extension term. . For the three months ended September 30, 2016 and 2015, the Company recognized $9 and $9 of interest expense related to this extended payment terms arrangement.

4. Related Party Note Payable

In August 2015, the Company executed a Senior Convertible Promissory Note (the “Note”) with Updata Partners IV, L.P., a shareholder in the Company. The Note allows the Company to borrow up to $3,000 during the period until December 31, 2015. Loan drawdowns bear interest at 8% per annum and accrues on the unpaid principal balance until the full balance is paid or converted. The Note is repayable on the earlier of August 1, 2018 or upon default.

On September 15, 2016, the loan agreement was amended to increase the maximum loan amount by $200 which could be drawn down through October 30, 2016. Additional borrowings carry the same interest rate of 8% and maturity date of August 1, 2018.

As of September 30, 2016, the full $3,200 had been drawn down and is classified along with accrued interest of $201 as related party note payable, a long-term liability in the Company’s consolidated balance sheet. For the three months ended September 30, 2016 and 2015, the Company incurred $63 and $13 of interest expense, respectively.

5. Commitments and Contingencies

The Company generally leases office space under short-term contracts. As of September 30, 2016 the Company has no lease commitments beyond one year. Rent expense for the three months ended September 30, 2016 and 2015 was $6 and $29, respectively.

The Company has an agreement with a strategic advisor for which a contingent payment is due upon successful completion of a transaction. In November 2016, the Company paid the strategic advisor $525 upon completion of the sale of the Company’s assets (Note 6).

iSheriff, Inc

Notes to Condensed Consolidated Financial Statements

As of September 30, 2016 and June 30, 2016

(Unaudited)

The Company is involved in certain litigation matters arising in the ordinary course of business. In the opinion of the Company, these actions will not have a material effect, if any, on the Company’s financial position, results of operations, or liquidity.

6. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 17, 2017, the date at which the financial statements were available to be issued.

On November 21, 2016, substantially all of the assets of the Company were acquired by Mimecast Development Limited, an indirectly wholly-owned subsidiary of Mimecast Limited. Assets sold include the cloud-based, security platform assets of the Company. The total preliminary purchase price of $6,174 consisted of a cash payment of $5,574, subject to certain adjustments, and $600 in purchase price held back in respect of claims for indemnification for one year from the purchase date. Additionally, the Asset Purchase Agreement includes contingent consideration related to a discretionary purchase price in the amount of $2,000 which is payable at the sole and absolute discretion of Mimecast on the one year anniversary of the purchase date. The cash payment may be adjusted for certain working capital adjustments which are identified by Mimecast within 75 days of the acquisition date and subject to a 30-day review period by the Company. These adjustments, if any, will affect the final amount of the purchase price.

In conjunction with the acquisition by Mimecast, the Company settled its obligation to CA, Inc. (Note 3) for which the company paid $750 for forgiveness of the $6,000 note payable and all accumulated interest.

In November 2016, the Company paid a strategic advisor $525 upon completion of the sale of the Company’s assets (Note 5).